Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

JOBY AVIATION NAMED TO FAST COMPANY’S ANNUAL LIST OF THE WORLD’S MOST INNOVATIVE COMPANIES FOR 2021

Innovation Award Follows Decade Spent Developing eVTOL Aircraft; Demonstrated Through More Than 1,000 Flights

SANTA CRUZ, CA, March 9, 2021 – Joby Aviation (“Joby” or the “Company”), a transportation company developing an all-electric vertical take-off and landing (eVTOL) aircraft that it intends to operate as a commercial passenger aircraft beginning in 2024, has been named to Fast Company’s prestigious annual list of the World’s Most Innovative Companies for 2021. The annual list is compiled by Fast Company reporters and editors who survey thousands of enterprises around the world to identify the most notable innovators of the year.

Following a decade spent developing a piloted eVTOL aircraft with more than 1,000 test flights conducted to date, Joby has been recognized by Fast Company as a leader with significant first-mover advantages in the emerging aerial ridesharing industry. Joby’s superior technology and strategic partnerships with leading companies such as Uber and Toyota set the company apart in the field as it continues advancing its mission to transform transportation with the introduction of a clean, quiet, and convenient aerial ridesharing service starting in 2024.

Following airworthiness approval by the U.S. Air Force and a certification basis agreement with the Federal Aviation Administration (“FAA”), the Joby eVTOL aircraft is widely seen as the aircraft that will make air taxis a reality. Joby’s piloted aircraft, which can fly at least 150 miles on a single charge and can cruise at 200 mph, will bring to the public clean, quiet, and fast on-demand air travel for four-passenger journeys.

Joby recently revealed for the first time footage of its aircraft taking off vertically before transitioning to forward flight and then landing vertically, which can be viewed here. Specifications of the aircraft are as follows:

Aircraft Type	Normal category electric airplane that is capable of vertical takeoff and landing (VTOL)
Seating	5 seats: 1 pilot + 4 passengers
Max Range	150+ miles
Maximum Cruise Speed	174 knots/200 miles per hour
Expected Noise Signature	65 dBA at 110 yards / 100 meters (in a hover)
Motors	Six (6) tiltable dual-redundant electric motor units
Test Program	Over 1,000 flights flown across various prototypes

The recognition by Fast Company comes as Joby prepares to merge with Reinvent Technology Partners (“Reinvent” or “RTP”) (NYSE:RTP), a special purpose acquisition company that takes a “venture capital at scale” approach to partnering with bold leaders and companies. Upon the closing of the transaction, the combined company will be named Joby Aviation, and become publicly traded, with its common stock expected to be listed on the New York Stock Exchange.

The honor by Fast Company is the latest accomplishment for Joby Aviation after a year of milestones. In 2020, Joby became the first to agree to a certification basis for an eVTOL aircraft with the FAA, shortly after receiving the U.S. Air Force’s first-ever airworthiness approval for an eVTOL aircraft.

Beyond demonstrating its technology superiority through the flight of its aircraft, Joby has solidified its leadership position by advancing its commercial readiness over the past year through new and enhanced partnerships. In December 2020, Joby acquired Uber Elevate, a division of Uber focused on the aerial ridesharing market, bringing to Joby key personnel and unique consumer demand insights. The acquisition built on Joby’s established relationship with Uber that will see their respective services integrated into each other’s consumer apps. Also in 2020 Joby formed a strategic partnership with Toyota to support high-volume manufacturing as it moves towards a 2024 commercial launch.

The World’s Most Innovative Companies is Fast Company’s signature franchise and one of its most highly anticipated editorial efforts of the year. It provides both a snapshot and a road map for the future of innovation across the most dynamic sectors of the economy.

Fast Company’s editors and writers sought out the most groundbreaking businesses across the globe and industries. They also judged nominations received through their application process.

“In a year of unprecedented challenges, the companies on this list exhibit fearlessness, ingenuity, and creativity in the face of crisis,” said Fast Company Deputy Editor David Lidsky, who oversaw the issue with Senior Editor Amy Farley.

To coincide with the issue launch, Fast Company will host its first-ever Most Innovative Companies Summit on March 9 and 10. This virtual, multiday summit will celebrate the Most Innovative Companies in business, provide an early look at major business trends, and offer the inspiration and practical insights on what it takes to innovate in 2021.

Fast Company’s Most Innovative Companies issue (March/April 2021) is now available online here, as well as in app form via iTunes and on newsstands beginning March 16, 2021. The hashtag is #FCMostInnovative.

ABOUT JOBY AVIATION

Joby Aviation is a California-headquartered transportation company developing an all-electric vertical takeoff and landing aircraft which it intends to operate as part of a fast, quiet, and convenient air taxi service beginning in 2024. The aircraft, which has a maximum range of 150 miles on a single charge, can transport a pilot and four passengers at speeds of up to 200 mph. It is designed to help reduce urban congestion and accelerate the shift to sustainable modes of transit. Founded in 2009, Joby employs more than 700 people, with offices in Santa Cruz, San Carlos, and Marina, California, as well as Washington D.C. and Munich, Germany. To learn more, visit www.jobyaviation.com

ABOUT FAST COMPANY

Fast Company is the only media brand fully dedicated to the vital intersection of business, innovation, and design, engaging the most influential leaders, companies, and thinkers on the future of business. The editor-in-chief is Stephanie Mehta. Headquartered in New York City, Fast Company is published by Mansueto Ventures LLC, along with our sister publication Inc., and can be found online at www.fastcompany.com.

Important Information for Investors and Stockholders

This Press Release relates to a proposed transaction between RTP and Joby Aviation. This Press Release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTP intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This Press Release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTP and Joby Aviation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Press Release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Contacts:

For Joby Aviation

Investors:

investors@jobyaviation.com

+1-831-201-6006

Media:

Mojgan Khalili

press@jobyaviation.com

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